Mail Stop 6010

January 19, 2007

Tyco International Ltd.
c/o John S. Jenkins, Jr.
Vice President and Corporate Secretary
Tyco International (US), Inc.
9 Roszel Road
Princeton, New Jersey 08540

> **Re: Tyco International Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2007**
> **File No. 001-13836**

Dear Mr. Jenkins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that on January 19, 2007 you filed a definitive proxy statement relating to matters that shareholders will consider on the same date and at the same location that shareholders will consider the matters that are the subject of this preliminary proxy statement. We also note that both sets of proxy material refer to the same record date. Please:

- provide us with your analysis as to whether the two Schedule 14As that you have filed can appropriately be considered to relate to separate meetings under the laws of the jurisdiction in which you are incorporated and under Exchange Act Rule 14a-6; cite with specificity all authority on which you rely;

- tell us whether you are sending separate proxy statements and proxy cards for the matters addressed in the separate Schedule 14As;

- tell us whether the proxy material in the separate Schedule 14As will be sent to shareholders in different envelopes. If you are using different envelopes, please tell us how you have ensured that both record holders and beneficial owners of your stock will receive the separate proxy material in separate envelopes; and

- tell us how you have ensured that any use of separate proxy material will not be misleading to shareholders.

Also, please disclose:

- the existence of the separate meetings on the same date;

- the reasons for having separate meetings;

- the existence of a separate proxy statement and proxy card addressing other issues that shareholders will consider on the same date;

- the need for shareholders to return separate proxy cards to vote on all issues that you are submitting to shareholders on the same date; and

- whether shareholders can return the separate proxy cards in one envelope.

2. Please tell us why your proxy statement does not include the information required by Item 403 of Regulation S-K. Refer to Item 6(d) of Schedule 14A.

Proposal Number One, page 5

3. We note your disclosure that "[t]he Board of Directors believes that it is in the best interests of Tyco and [its] shareholders to reduce the number of issued and outstanding shares through a reverse stock split executed in connection with the Company's previously announced plan to separate into three public companies." Since it does not appear that your shareholders will have a separate opportunity to vote on the anticipated separation, it is unclear why you did not include in this proxy statement all disclosure that Schedule 14A requires regarding the separation. Refer to Note A to Schedule 14A. Please provide us with your analysis to support your conclusion regarding why such disclosure is not required; cite with specificity all authority on which you rely.

4. Please expand your disclosure to include the reasons why the board of directors believes that it is in the best interests of Tyco and its shareholders to reduce the number of issued and outstanding shares through a reverse stock split to be

executed in connection with the plan to separate into three public companies. Include in your disclosure how the board determined the size of the split to implement in connection with the separation. Ensure that your disclosure presents a balanced analysis of the material positive and negative considerations of the proposed action.

5.   We note your disclosure that the board of directors "intends to implement a reverse stock split only if and when it believes that it would optimize the long-term value of our common stock and would have the least impact on their short-term value." Please clarify what you mean by this statement, and discuss the factors that your board of directors will consider when actually determining whether to implement the reverse stock split. Please indicate whether there are any circumstances under which the board of directors would (1) implement the reverse stock split if it no longer intends to separate Tyco into three public companies, or (2) complete the separation without implementing the reverse split. Clarify the length of time planned between the separation and the split.

6.   In the first paragraph you disclose that the board must implement any split before September 28, 2007. In the fourth paragraph you disclose that the board must implement any split before June 1, 2007. Please reconcile.

* * * * *

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief